UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Press Release

1

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

       Press Release

Highlights

The main figures obtained by Bradesco in the first three quarters of 2014 are presented below:

1.   The Adjusted Net Income(1) in the first three quarters of 2014 stood at R$ 11.227 billion (a 24.7% increase compared to the R$ 9.003 billion Adjusted Net Income recorded in the same period of 2013), corresponding to earnings per share of R$ 3.44, and Return of 20.4% on the Average Adjusted Shareholder’s Equity(2).

2.   As for the source, the Adjusted Net Income is composed of R$ 8.057 billion from financial activities, representing 71.8% of the total, and of R$ 3.170 billion from insurance, pension plan and capitalization bond operations, which together account for 28.2%.

3.   On September 30, 2014, Bradesco market value stood at R$ 146.504 billion(3), showing a growth of 7.6% over September 30, 2013.

4.   Total Assets, in September 2014, stood at R$ 987.364 billion, an increase of 8.8% over September 2013 balance. The return on Average Total Assets was 1.6%.

5.   In September 2014, the Expanded Loan Portfolio(4) reached R$ 444.195 billion, up 7.7% over September 2013. Operations with individuals totaled R$ 138.028 billion (increase of 8.6% over September 2013), while corporate segment operations totaled R$ 306.167 billion (up 7.2% over September 2013).

6.   Assets under Management stood at R$ 1.385 trillion, a 10.3% increase from September 2013.

7.   The Shareholders’ Equity totaled R$ 79.242 billion in September 2014, 18.2% more than in September 2013. The Basel Capital Adequacy Ratio stood at 16.3% in September 2014, 12.6% of which was classified as Common Equity/Tier I.

8.   A total of R$ 3.760 billion were paid and recorded in provision to shareholders, as Interest on Equity and Dividends for the first three quarters of 2014, R$ 1.575 billion of which as paid monthly and interim dividends, and R$ 2.185 billion recorded in provision.

9.   The Interest Earning Portion of the Net Interest Income stood at R$ 35.043 billion, up 10.5% compared to the first three quarters of 2013.

10. The Delinquency Ratio over 90 days remained stable in the last twelve months, and stood at 3.6% on September 30, 2014.

11. The Operating Efficiency Ratio (ER)(5) in September 2014 was 39.9%, the best level ever recorded (42.1% in September 2013), while in the “risk-adjusted” concept it stood at 48.7% (52.5% in September 2013). It is worth mentioning that, in the third quarter of 2014, we recorded the best quarterly ER (38.5%) in the past 5 years.

12. Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income totaled R$ 38.346 billion in the first three quarters of 2014, up 8.8% over the same period in 2013. Technical Reserves stood at R$ 145.969 billion, an increase of 9.3% compared to September 2013 balance.

13. Investments in infrastructure, information technology and telecommunications amounted to R$ 3.471 billion in the first three quarters of 2014.

14.Taxes and contributions, including social security, paid or recorded in provision, summed R$ 18.438 billion, R$ 7.244 billion of which referred to taxes withheld and collected from third parties, and R$ 11.194 billion calculated based on activities developed by Bradesco Organization, equivalent to 99.7% of the Adjusted Net Income(1).

15. Bradesco has a large Customer Service network in Brazil, with highlight to the 4,659 Branches and 3,497 Service Points – PAs. Customers can also count with 1,159 Electronic Service Points - PAEs, 49,020 Bradesco Expresso points, 31,107 Bradesco Dia & Noite (Day&Night) ATMs, and 16,946 Banco24Horas Network ATMs.

(1) According to the non-recurring events described on page 8 of this Report on Economic and Financial Analysis; (2) Excludes mark-to-market effect of Securities Available for Sale recorded under Shareholders’ Equity; (3) Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the last trading day of the period; (4) Includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, which includes debentures and promissory notes; and (5) In the last 12 months.

  4  Report on Economic and Financial Analysis – September 2014

Press Release

Highlights

16.Payroll, plus charges and benefits, totaled R$ 8.670 billion. Social benefits provided to all 98,849 employees of Bradesco Organization and their dependents amounted to R$ 2.140 billion, while investments in education, training and development programs totaled R$ 93.760 million.

17. In July 2014, Bradesco’s internal audit process was awarded the Certificate of Quality by the Institute of Internal Auditors (IIA), institution present in more than 130 countries, qualified to rate and grant Certification of Quality to Internal Audits.

18. In September 2014, for the ninth consecutive year, Bradesco was chosen to join the Dow Jones Sustainability Index (DJSI), in the “Dow Jones Sustainability World Index” and “Dow Jones Sustainability Emerging Markets” portfolios, a short list of the New York Stock Exchange that comprises the top companies for corporate sustainability practices.

19.  Major Awards and Acknowledgments in the period:

•       It was considered the most valuable Bank brand in Latin America and came 5th in the overall ranking among all the segments (BrandAnalytics/Millward Brown consultancy);

•       Bradesco was granted the title in the category “Banks”, and Bradesco Seguros in the category “Insurances”, in the “Anuário Época Negócios 360º”, ranking that listed the top 250 companies in the country (Época Negócios Magazine, in partnership with Dom Cabral Foundation);

•       It was granted the “Technology Awards 2014”, in the category “Social Media”, with the case “F. Banking Bradesco - Investimentos e Crédito” via Facebook; and

•       For the 15th time, it appeared in the annual list of the “130 Melhores Empresas para Trabalhar no Brasil” [130 Top Companies to Work in Brazil] (Época Magazine, with rating by the Great Place to Work Institute).

The Bradesco Organization fully complies with best global sustainability and corporate governance practices, particularly: Global Compact, PRI (Principles for Responsible Investment), Equator Principles, Carbon Disclosure Project and Green Protocol. Our sustainability actions, strategies and guidelines are guided by best corporate governance practices. The Organization’s main activities focus on banking inclusion, social and environmental variables for loan approvals and product offerings, based on social and environmental aspects. Regarding responsible management and engagement with stakeholders, we highlight activities geared towards valuing professionals, improving the workplace, client relations, managing suppliers and adopting environmental management practices. We also highlight the Organization’s role in Brazilian society as one of its leading social investors, supporting education, environment, culture and athletic programs.
We point out Bradesco Foundation, which has been developing an extensive social and educational work for 57 years, with 40 schools in Brazil. Its 2014 budget is foreseen at R$ 523.434 million, of which R$ 71.095 million are intended to expand classrooms for High School restructuring and R$ 452.339 million that will allow it to provide free quality education: a) 105,672 students in its Schools, in the following levels: Basic Education (from Kindergarten to High School and Vocational Training), Youth and Adult Education and in Preliminary and Continuing Training focused on creating jobs and income; b) 370,000 students who will complete at least one of the distance-learning courses (EaD) available on the e-learning portal; and c) 21,527 beneficiaries in partnership projects and initiatives, such as the Digital Inclusion Centers (CIDs), the Educa+Ação Program, and in technology courses (Educar e Aprender). In addition to free formal and quality education, the approximately 45 thousand students enrolled in Basic Education are also provided with uniforms, school supplies, food and medical and dental assistance.

Bradesco    5

       Press Release

Main Information

	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13	4Q12	Variation %
									3Q14 x 2Q14	3Q14 x 3Q13
Income Statement for the Period - R$ million
Book Net Income	3,875	3,778	3,443	3,079	3,064	2,949	2,919	2,893	2.6	26.5
Adjusted Net Income	3,950	3,804	3,473	3,199	3,082	2,978	2,943	2,918	3.8	28.2
Total Net Interest Income	12,281	12,066	10,962	11,264	10,729	10,587	10,706	11,109	1.8	14.5
Gross Credit Margin	8,249	7,967	7,711	7,850	7,793	7,634	7,414	7,527	3.5	5.9
Net Credit Margin	4,901	4,826	4,850	4,889	4,912	4,540	4,305	4,317	1.6	(0.2)
Provision for Loan Losses (ALL) Expenses	(3,348)	(3,141)	(2,861)	(2,961)	(2,881)	(3,094)	(3,109)	(3,210)	6.6	16.2
Fee and Commission Income	5,639	5,328	5,283	5,227	4,977	4,983	4,599	4,675	5.8	13.3
Administrative and Personnel Expenses	(7,192)	(7,023)	(6,765)	(7,313)	(6,977)	(6,769)	(6,514)	(6,897)	2.4	3.1
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	12,904	13,992	11,450	14,492	11,069	13,238	10,953	13,216	(7.8)	16.6
Statement of Financial Position - R$ million
Total Assets	987,364	931,132	922,229	908,139	907,694	896,697	894,467	879,092	6.0	8.8
Securities	343,445	333,200	321,970	313,327	313,679	309,027	300,600	315,487	3.1	9.5
Loan Operations (1)	444,195	435,231	432,297	427,273	412,559	402,517	391,682	385,529	2.1	7.7
- Individuals	138,028	135,068	132,652	130,750	127,068	123,260	119,013	117,319	2.2	8.6
- Corporate	306,167	300,163	299,645	296,523	285,490	279,257	272,668	268,210	2.0	7.2
Allowance for Loan Losses (ALL) (2)	(22,623)	(21,791)	(21,407)	(21,687)	(21,476)	(21,455)	(21,359)	(21,299)	3.8	5.3
Total Deposits	211,882	213,270	218,709	218,063	216,778	208,485	205,870	211,858	(0.7)	(2.3)
Technical Reserves	145,969	142,731	137,751	136,229	133,554	131,819	127,367	124,217	2.3	9.3
Shareholders' Equity	79,242	76,800	73,326	70,940	67,033	66,028	69,442	70,047	3.2	18.2
Assets under Management	1,385,135	1,304,690	1,277,670	1,260,056	1,256,220	1,233,546	1,243,170	1,225,228	6.2	10.3
Performance Indicators (%) on Adjusted Net Income (unless otherwise stated)
Adjusted Net Income per Share - R$ (3) (4)	3.44	3.23	3.03	2.91	2.84	2.79	2.77	2.74	6.5	21.1
Book Value per Common and Preferred Share - R$ (4)	18.89	18.31	17.48	16.90	15.97	15.72	16.54	16.68	3.2	18.3
Annualized Return on Average Equity (5) (6)	20.4	20.7	20.5	18.0	18.4	18.8	19.5	19.2	(0.3) p.p.	2.0 p.p.
Annualized Return on Average Assets (6)	1.6	1.6	1.5	1.4	1.3	1.3	1.3	1.4	-	0.3 p.p.
Average Rate - Annualized (Adjusted Net Interest Income / Total Average Assets - Purchase and Sale Commitments - Permanent Assets)	7.6	7.8	7.2	7.3	7.1	7.2	7.3	7.6	(0.2) p.p.	0.5 p.p.
Fixed Assets Ratio - Total Consolidated	13.0	13.2	15.0	15.2	17.5	17.3	16.5	16.9	(0.2) p.p.	(4.5) p.p.
Combined Ratio - Insurance (7)	86.5	86.3	86.4	86.1	86.9	85.5	86.0	86.6	0.2 p.p.	(0.4) p.p.
Efficiency Ratio (ER) (3)	39.9	40.9	41.9	42.1	42.1	41.8	41.5	41.5	(1.0) p.p.	(2.2) p.p.
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (3)	75.9	74.1	73.6	71.8	70.8	69.6	67.7	66.5	1.8 p.p.	5.1 p.p.
Market Capitalization - R$ million (8)	146,504	134,861	135,938	128,085	136,131	124,716	145,584	131,908	8.6	7.6
Loan Portfolio Quality % (9)
ALL / Loan Portfolio (2)	6.7	6.6	6.5	6.7	6.9	7.0	7.2	7.3	0.1 p.p.	(0.2) p.p.
Non-performing Loans (> 60 days (10) / Loan Portfolio)	4.4	4.4	4.2	4.2	4.4	4.6	4.9	5.0	-	-
Delinquency Ratio (> 90 days (10) / Loan Portfolio)	3.6	3.5	3.4	3.5	3.6	3.7	4.0	4.1	0.1 p.p.	-
Coverage Ratio (> 90 days (10)) (2)	187.2	186.9	193.8	192.3	190.3	188.6	179.4	178.2	0.3 p.p.	(3.1) p.p.
Coverage Ratio (> 60 days (10)) (2)	154.2	149.9	153.7	158.9	156.8	153.5	146.0	147.3	4.3 p.p.	(2.6) p.p.
Operating Limits %
Capital Adequacy Ratio - Total (11)	16.3	15.8	15.7	16.6	16.4	15.4	15.6	16.1	0.5 p.p.	(0.1) p.p.
Capital Nivel I	12.6	12.1	11.9	12.3	12.7	11.6	11.0	11.0	0.5 p.p.	(0.1) p.p.
- Common Equity	12.6	12.1	11.9	12.3	-	-	-	-	0.5 p.p.	-
Capital Nível II	3.7	3.7	3.8	4.3	3.7	3.8	4.6	5.1	-	-

  6  Report on Economic and Financial Analysis – September 2014

Press Release

Main Information

	Sept14	Jun14	Mar14	Dec13	Sept13	Jun13	Mar13	Dec12	Variation %
									Sept14 x Jun14	Sept14 x Sept13
Structural Information - Units
Service Points	74,028	73,208	73,320	72,736	71,724	70,829	69,528	68,917	1.1	3.2
- Branches	4,659	4,680	4,678	4,674	4,697	4,692	4,687	4,686	(0.4)	(0.8)
- PAs (12)	3,497	3,497	3,484	3,586	3,760	3,795	3,786	3,781	-	(7.0)
- PAEs (12)	1,159	1,175	1,186	1,180	1,421	1,454	1,457	1,456	(1.4)	(18.4)
- External Bradesco ATMs (13) (14)	1,398	1,684	2,701	3,003	3,298	3,498	3,712	3,809	(17.0)	(57.6)
- Banco24Horas Network ATMs (13)	12,213	12,023	11,873	11,583	11,229	11,154	10,966	10,818	1.6	8.8
- Bradesco Expresso (Correspondent Banks)	49,020	48,186	47,430	46,851	45,614	44,819	43,598	43,053	1.7	7.5
- Bradesco Promotora de Vendas	2,068	1,949	1,955	1,846	1,692	1,404	1,309	1,301	6.1	22.2
- Branches / Subsidiaries Abroad	14	14	13	13	13	13	13	13	-	7.7
ATMs	48,053	47,612	48,295	48,203	47,969	47,972	48,025	47,834	0.9	0.2
- Bradesco Network	31,107	31,509	32,909	33,464	33,933	34,322	34,719	34,859	(1.3)	(8.3)
- Banco24Horas Network	16,946	16,103	15,386	14,739	14,036	13,650	13,306	12,975	5.2	20.7
Employees	98,849	99,027	99,545	100,489	101,410	101,951	102,793	103,385	(0.2)	(2.5)
Outsourced Employees and Interns	12,896	12,790	12,671	12,614	12,699	12,647	13,070	12,939	0.8	1.6
Customers - in millions
Active Checking Account Holders (15) (16)	26.6	26.5	26.6	26.4	26.4	26.2	25.8	25.7	0.4	0.8
Savings Accounts (17)	52.9	51.8	49.0	50.9	48.3	47.7	46.6	48.6	2.1	9.5
Insurance Group	46.3	45.5	45.3	45.7	45.3	44.2	42.9	43.1	1.8	2.2
- Policyholders	40.5	39.6	39.4	39.8	39.5	38.4	37.1	37.3	2.3	2.5
- Pension Plan Participants	2.4	2.4	2.4	2.4	2.4	2.4	2.3	2.3	-	-
- Capitalization Bond Customers	3.4	3.5	3.5	3.5	3.4	3.4	3.5	3.5	(2.9)	-
Bradesco Financiamentos (15)	3.1	3.2	3.2	3.3	3.4	3.5	3.6	3.7	(3.1)	(8.8)

(1) Expanded Loan Portfolio: includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, covering debentures and promissory notes;

(2) Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” ALL;

(3) In the last 12 months;

(4) For comparison purposes, shares were adjusted in accordance with bonuses and stock splits;

(5) Excluding mark-to-market effect of Securities Available for Sale recorded under Shareholders’ Equity;

(6) Year-to-Date Adjusted Net Income;

(7) Excludes additional reserves;

(8) Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period’s last trading day;

(9) As defined by the Brazilian Central Bank (Bacen);

(10) Delinquent Credits;

(11) Since October 2013, the Capital Adequacy Ratio calculation follows regulatory guidelines set forth in CMN Resolutions No. 4.192/13 and 4.193/13 Capital Adequacy Ratio (Basel III);

(12) PA (Service Branch): a result of the consolidation of PAB (Banking Service Branch), PAA (Advanced Service Branch) and Exchange Branches, according to CMN Resolution No. 4.072/12; and PAEs – ATMs located on a company’s premises;

(13) Including overlapping ATMs within the Bank’s own network and the Banco24Horas Network;

(14) Such reduction relates to the sharing of external network ATM terminals by the Banco24Horas ATM network;

(15) Number of individual customers (Corporate Tax IDs (CNPJs) and Individual Taxpayer IDs (CPFs));

(16) Refers to first and second checking account holders; and

(17) Number of accounts.

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       Press Release

Ratings

Main Ratings

Fitch Ratings
International Scale						Domestic Scale
Feasibility	Support	Domestic Currency		Foreign Currency		Domestic
a -	2	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
		A -	F1	BBB +	F2	AAA (bra)	F1 + (bra)
*
Moody´s Investors Service
Financial Strength / Individual Credit Risk Profile	International Scale					Domestic Scale
C - / baa1	Foreign Currency Senior Debt	Domestic Currency Deposit		Foreign Currency Deposit		Domestic Currency
	Long Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
	Baa1	Baa1	P - 2	Baa2	P-2	Aaa.br	BR - 1

*
Standard & Poor's						Austin Rating
International Scale - Issuer's Credit Rating				Domestic Scale		Corporate Governance	Domestic Scale
Foreign Currency		Domestic Currency		Issuer's Credit Rating			Long Term	Short Term
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	brAA+	brAAA	brA -1
BBB -	A - 3	BBB -	A - 3	brAAA	brA - 1 + (1)

(1)   In September 2014, the rating agency Standard & Poor’s raised the nationwide short-term rating of Bradesco to the highest level in its scale (brA-1+). This action reflects the update performed by the agency of its rating criterion nationwide.

Book Net Income vs. Adjusted Net Income

The main non-recurring events that affected Book Net Income in the periods below are presented in the following comparative chart:

				R$ million
	9M14	9M13	3Q14	2Q14
Book Net Income	11,096	8,932	3,875	3,778

Non-Recurring Events	131	71	75	26
- Reversal of provision for tax contingencies (1)	(1,378)	-	(1,378)	-
- Impairment of assets (2)	598	-	598	-
- Provision for labor contingencies (3)	488	-	488	-
- Provision for tax contingencies (4)	212	-	212	-
- Other (5)	294	118	201	43
- Tax Effects	(83)	(47)	(46)	(17)

Adjusted Net Income	11,227	9,003	3,950	3,804
0
ROAE % (6)	20.2	18.3	21.5	21.7
0
(ADJUSTED) ROAE % (6)	20.4	18.4	22.0	21.9

(1)   The first three quarters of 2014 and the third quarter of 2014 include the reversal of provision for tax risks related to the Cofins case, which ended favorable to the Organization;

(2)   It refers, in 9M14 and 3Q14, to the impairment of Securities - Shares, classified as Available for Sale, resulting from the acknowledgment of impairment in shares of Banco Espírito Santo S.A. (BES);

(3)   The first three quarters of 2014 and the third quarter of 2014 include the improvement of the calculation method;

(4)   The first three quarters of 2014 and the third quarter of 2014 include a provision for tax risks relating to the PIS-EC 17/97 case;

(5)   It basically refers, in 9M14 and 3Q14, to constitution of civil provisions; and

(6)   Annualized.

  8  Report on Economic and Financial Analysis – September 2014

Press Release

Summarized Analysis of Adjusted Income

To provide for better understanding, comparison and analysis of Bradesco results, we use the Adjusted Income Statement for analysis and comments contained in this Report on Economic and Financial Analysis, obtained from adjustments made to the Book Income Statement, detailed at the end of this Press Release, which includes adjustments to non-recurring events shown on the previous page. Note that the Adjusted Income Statement serves as the basis for the analysis and comments made in Chapters 1 and 2 of this report.

								R$ million
	Adjusted Income Statement
	9M14	9M13	Variation		3Q14	2Q14	Variation
			9M14 x 9M13				3Q14 x 2Q14
			Amount	%			Amount	%
Net Interest Income	35,309	32,022	3,287	10.3	12,281	12,066	215	1.8
- Interest Earning Portion	35,043	31,700	3,343	10.5	12,238	11,854	384	3.2
- Non-interest Earning Portion	266	322	(56)	(17.4)	43	212	(169)	(79.7)
ALL	(9,350)	(9,084)	(266)	2.9	(3,348)	(3,141)	(207)	6.6
Gross Income from Financial Intermediation	25,959	22,938	3,021	13.2	8,933	8,925	8	0.1
Income from Insurance, Pension Plans and Capitalization Bonds (1)	3,684	3,283	401	12.2	1,170	1,270	(100)	(7.9)
Fee and Commission Income	16,250	14,559	1,691	11.6	5,639	5,328	311	5.8
Personnel Expenses	(10,291)	(9,596)	(695)	7.2	(3,564)	(3,448)	(116)	3.4
Other Administrative Expenses	(10,689)	(10,664)	(25)	0.2	(3,628)	(3,575)	(53)	1.5
Tax Expenses	(3,416)	(3,127)	(289)	9.2	(1,182)	(1,120)	(62)	5.5
Companies	130	17	113	664.7	43	35	8	22.9
Other Operating Income/ (Expenses)	(4,035)	(3,511)	(524)	14.9	(1,311)	(1,333)	22	(1.7)
Operating Result	17,592	13,899	3,693	26.6	6,100	6,082	18	0.3
Non-Operating Result	(115)	(89)	(26)	29.2	(45)	(34)	(11)	32.4
Income Tax / Social Contribution	(6,161)	(4,729)	(1,432)	30.3	(2,075)	(2,215)	140	(6.3)
Non-controlling Interest	(89)	(78)	(11)	14.1	(30)	(29)	(1)	3.4
Adjusted Net Income	11,227	9,003	2,224	24.7	3,950	3,804	146	3.8

(1)   Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums – Changes in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption – Insurance, Pension Plan and Capitalization Bond Sales Expenses.

Bradesco    9

       Press Release

Summarized Analysis of Adjusted Income

Adjusted Net Income and Profitability

The return on the Average Adjusted Shareholder’s Equity (ROAE) reached 20.4% in September 2014. Such performance stems from the growth of the adjusted net income, which increased by 3.8% in the quarterly comparison, and 24.7% comparing the first three quarters of 2014 with the same period of the previous year. The main events that affected adjusted net income are detailed below.

Adjusted net income came to R$ 3,950 million in the third quarter of 2014, up R$ 146 million compared to the previous quarter, mainly due to (i) higher income from provision of services, resulting from an increased business volume and extended service channels; (ii) higher net interest income, a result of increased income with “interests” earning portion; and partially affected by: (iii) growth of expense with allowance for loan losses; and (iv) increased personal expenses, which mainly results from collective agreement.

Year-over-year, adjusted net income for the first three quarters of 2014 increased by R$ 2,224 million, basically reflecting: (i) higher net interest income; (ii) greater fee and commission income; (iii) better operating income of Insurances, Pension Plan and Capitalization Bond; and affected, in part, by: (iv) higher personnel expenses.

Shareholders’ Equity stood at R$ 79,242 million in September 2014, up 18.2% over September 2013. The Capital Adequacy Ratio recorded 16.3%, 12.6% of which was classified as Common Equity/Tier I.

Total Assets stood at R$ 987,364 million in September 2014, an increase of 8.8% over September 2013, driven by the increased business volume. Return on Average Assets (ROAA) reached 1.6%.

  10  Report on Economic and Financial Analysis – September 2014

Press Release

Summarized Analysis of Adjusted Income

Efficiency Ratio (ER)

The ER improved in all calculation criteria presented. Highlight to the ER in the last 12 months(1), reaching 39.9% in the third quarter of 2014, the lowest level ever recorded, with improvement of 1.0 p.p. compared with the previous quarter, and 2.2 p.p. over the same period of 2013, and the quarterly ER that stood at 38.5%. The events that have most contributed to this improvement in the ER were: (i) the income growth, with highlight to (a) provision of services and (b) net interest income - influenced by the increase in the average business volume; and (ii) the behavior of operating expenses, affected by the rigid costs control, even considering the organic growth in the period and the impact of 2013 and 2014 collective agreements, in addition to the benefits of new systems that came into operation in due to the IT upgrading process.

The “risk-adjusted” ER, which reflects the risk’s impact associated to loan operations(2), totaled 48.7%, an improvement of 1.3 p.p. and 3.8 p.p. compared to the previous quarter and the same period in 2013, respectively. Such improvement was mostly influenced by the stabilization of the levels of allowances for loan loss expenses in the last 12 months, resulting from the sustained loan portfolio quality, in addition to the aforementioned reasons.

(1)   ER = (Personnel Expenses – Employee Profit Sharing + Administrative Expenses)/(Net Interest Income + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income – Other Operating Expenses). If we considered the ratio between (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to income generation + Insurance Sales Expenses) and (ii) net income generation of related taxes (not considering Insurance Claims and Sales Expenses), our ER accumulated in the last 12 months in the third quarter of 2014 would be 43.7%; and

(2)   Including ALL expenses, adjusted for discounts granted, loan recovery and sale of foreclosed assets, among others.

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Summarized Analysis of Adjusted Income

Net Interest Income

In the quarter-over-quarter comparison, the R$ 215 million growth was mainly due to: (i) higher results obtained with the “interest” margin totaling R$ 384 million, particularly with “Loan” and “Securities/Other”; and offset (ii) by the reduction of the “non-interest” margin totaling R$ 169 million, due to lower gains from the market arbitrage.

Year-over-year, the net interest income for the first three quarters of 2014 rose by R$ 3,287 million, mainly due to: (i) a R$ 3,343 million increase in interest earning operations, due to an increase in business volume, particularly in the Loan and Funding business lines, and in the latter case, cost-reduction management.

  12  Report on Economic and Financial Analysis – September 2014

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Summarized Analysis of Adjusted Income

NII - Interest Earning Portion – Annualized Average Rates

						R$ million
	9M14			9M13
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	23,926	338,308	9.5%	22,841	307,983	10.0%
Funding	4,610	371,005	1.7%	3,332	333,559	1.3%
Insurance	3,050	140,896	2.9%	2,651	129,721	2.7%
Securities/Other	3,457	336,617	1.4%	2,876	307,431	1.2%
0
Net Interest Income	35,043	-	7.2%	31,700	-	6.9%
0
	3Q14			2Q14
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	8,249	340,395	10.1%	7,967	339,341	10.1%
Funding	1,625	373,221	1.8%	1,570	365,285	1.8%
Insurance	1,005	144,792	2.8%	1,081	141,206	3.2%
Securities/Other	1,359	339,591	1.6%	1,236	324,770	1.6%
0
Net Interest Income	12,238	-	7.5%	11,854	-	7.7%

The annualized interest financial margin rate stood at 7.5% in the third quarter of 2014, down 0.2 p.p. on the previous quarter, mainly due to the results obtained from Insurance interest margins.

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Summarized Analysis of Adjusted Income

Expanded Loan Portfolio(1)

In September 2014, Bradesco expanded loan portfolio totaled R$ 444.2 billion. The increase of 2.1% in the quarter was a result mostly: (i) of the portfolio of Corporations, which represented a growth of 2.6%; and (ii) of Individuals, whose growth stood at 2.2%.

In the last twelve months, the portfolio increased by 7.7%: (i) 10.1% in Corporations; (ii) 8.6% in Individuals; and (iii) 2.7% in SMEs.

In the Corporate segment, the products that posted the strongest growth in the last 12 months were: (i) real estate financing; and (ii) foreign transactions. For Individuals, the highlights were: (i) real estate financing; and (ii) payroll-deductible loan. In the two segments, the higher increase is related to products with lower risk.

(1)   In addition to Bacen loan portfolio, it includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, co-obligation in receivables-backed investment funds, mortgage-backed receivables, and farm loans.

For more information, see Chapter 2 of this Report.

Allowance for Loan Losses (ALL) (1)

In the third quarter of 2014, allowance for loan losses (ALL) stood at R$ 3,348 million, representing a variation of 6.6% over the previous quarter, basically affected by: (i) the increase of 2.2% in the volume of credit operations - Bacen concept; and (ii) the continued deterioration of the risk level of individual cases, occurred in operations with corporate clients, beginning in the 2nd quarter of 2014.

In the comparison between the first three quarters of 2014 and the same period of the previous year, this expense increased by 2.9%, despite the 7.8% increase in loan operations – as defined by Bacen, resulting from the stable delinquency level in the last 12 months. It is important to note that these results reflect the consistency of policy and proceedings for loan granting, of the quality of obtained guarantees, as well as of an enhanced credit recovery process.

(1)   Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” ALL.

For more information, see Chapter 2 of this Report.

  14  Report on Economic and Financial Analysis – September 2014

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Summarized Analysis of Adjusted Income

Delinquency Ratio(1)

The total delinquency ratio, which comprehends transactions due over 90 days, was stable in the year-over-year comparison . In the quarter-over-quarter comparison, there was a slight increase, mostly due to the slowing of the credit portfolio growth, as well as some specific cases occurring in operations with corporate clients, not representing a change in tendency in the direction of the ratio, which can be demonstrated below in the short-term delinquency chart of 15 to 90 days, indicating stability at this level.

Compared to the last quarter, short-term delinquency, including transactions overdue between 15 and 90 days, decreased for Individuals, and remained stable for Corporations.

(1)   As defined by the Brazilian Central Bank (Bacen).

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Summarized Analysis of Adjusted Income

Coverage Ratios

Bradesco monitors the development of its loan portfolio, as well as respective risks, by internally applying the expanded portfolio concept. In addition to the allowance for loan losses (ALL) required by Bacen, Bradesco has excess ALL to support potential stress scenarios, as well as other operations/commitments bearing credit risks.

The following graph presents the changes in coverage ratio of the Allowance for Loan Losses for loans overdue for more than 60 and 90 days. In September 2014, these ratios stood at comfortable levels, reaching 154.2% and 187.2%, respectively.

(1)   Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” ALL.

  16  Report on Economic and Financial Analysis – September 2014

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Summarized Analysis of Adjusted Income

Income from Insurance, Pension Plans and Capitalization Bonds

Net income for the third quarter of 2014 totaled R$ 1.058 billion, up 20.5% compared to the same period in the previous year (R$ 878 million in the third quarter of 2013), and compared to the second quarter of 2014, which totaled R$ 1.072 billion, the Net Income reduced by 1.3%, and an annualized return on the Adjusted Shareholder’s Equity of 25.4%.

Year to Date Net income for September 2014 stood at R$ 3.170 billion, up 15.7% compared to the same period in the previous year (R$ 2.739 billion), for a return on Adjusted Average Equity of 23.9%.

(1)   Excluding additional provisions.

	R$ million (unless otherwise stated)
	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13	4Q12	Variation %
									3Q14 x 2Q14	3Q14 x 3Q13
Net Income	1,058	1,072	1,040	1,001	878	931	930	964	(1.3)	20.5
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	12,904	13,992	11,450	14,492	11,069	13,238	10,953	13,216	(7.8)	16.6
Technical Reserves	145,969	142,731	137,751	136,229	133,554	131,819	127,367	124,217	2.3	9.3
Financial Assets	158,207	154,261	147,725	146,064	143,423	141,984	141,535	141,540	2.6	10.3
Claims Ratio (%)	72.7	70.2	70.1	71.1	72.7	71.1	69.6	70.5	2.5 p.p.	-
Combined Ratio (%)	86.5	86.3	86.4	86.1	86.9	85.5	86.0	86.6	0.2 p.p.	(0.4) p.p.
Policyholders / Participants and Customers (in thousands)	46,303	45,468	45,260	45,675	45,292	44,215	42,941	43,065	1.8	2.2
Employees (unit)	7,135	7,152	7,265	7,383	7,462	7,493	7,510	7,554	(0.2)	(4.4)
Market Share of Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income (%) (1)	23.4	23.5	23.4	24.2	23.8	24.0	22.4	24.8	(0.1) p.p.	(0.4) p.p.

(1)   In 3Q14, it considers the latest data made available by Susep (Aug/14).

Note: For purposes of comparison between the indexes for the aforementioned periods, the effects of non-recurring events have not been considered.

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Summarized Analysis of Adjusted Income

In a comparison between the third quarter of 2014 and the same period of the previous year, there was an increase of 16.6% in written premiums, pension plan contribution and capitalization bond income. As for the second quarter of 2014, it reduced by 7.8%, due to the exceptional growth of 46.2% in the previous quarter of “Life and Pension Plan” products.

Cumulatively, production increased by 9.8%, without considering the DPVAT agreement, over the same period of the previous year, influenced by “Auto RE”, “Health” and “Capitalization” products, which grew 30.9%, 21.0% and 17.0%, respectively.

The net income in the third quarter of 2014 was 20.5% higher than the result in the same period of the previous year, basically due to: (i) the 16.6% increase in revenue; (ii) improved financial and equity income; (iii) improved administrative efficiency ratio; and (iv) sustained claims ratio.

The net income until September 2014 increased 15.7% in comparison with the net income calculated for the same period of the previous year, due to: (i) increased revenue; (ii) improved financial and equity income; and (iii) claims and sales ratios kept at the same levels calculated until September 2013.

The net income of the third quarter of 2014 was 1.3% lower than the figure calculated in the previous quarter, basically due to: (i) the reduction in revenue of 7.8%; (ii) increase of 2.5 p.p. in claims ratio; (iii) the decrease in the financial result; counterbalanced, in part: (iv) by the improvement of 0.7 p.p. in sales; and (v) by the increase in operating incomes and equity result.

Minimum Capital Required - Grupo Bradesco Seguros

According to Resolution CNSP No. 302/13, corporations should have adjusted shareholder’s equity (ASE) equal to or higher than the minimum capital required (MCR). MCR is equivalent to the largest value between the base capital and risk capital. Until the National Council of Private Insurance (CNSP) regulates the market-risk additional capital, the Company is calculating the venture capital based on underwriting, credit and operating risks. For companies regulated by the ANS, Normative Resolution No. 209/09 establishes that corporations should have adjusted shareholder’s equity (ASE) equal to or higher than the Solvency Margin.

The capital adjustment and management process is continuously monitored, and aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, meeting regulatory requirements and/or Corporate Governance aspects. Companies must permanently maintain a capital compatible with the risks for their activities and transactions, according to the characteristics and peculiarities of each company belonging to Grupo Bradesco Seguros, represented by adequate capital levels. Grupo Bradesco Seguros permanently observes the limits required by the respective regulatory entities. The Minimum Capital Required on September 30, 2014 was R$ 7.082 billion (Aug/14).

  18  Report on Economic and Financial Analysis – September 2014

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Summarized Analysis of Adjusted Income

Fee and Commission Income

In the third quarter of 2014, provision of services income amounted to R$ 5,639 million, with growth of R$ 311 million or 5.8% over the previous quarter, mainly resulting from increased business volume. The revenues that have most contributed to this result were those coming from: (i) funds management; (ii) credit operations; (iii) card income; and (iv) checking account income.

In the comparison between the first three quarters of 2014 and the same period of the previous year, the increase of R$ 1,691 million, or 11.6%, was mostly due to our increased customer base, combined with a higher volume of operations resulting from ongoing investments in customer service channels and technology. It is worth highlighting that the incomes that have most contributed to this result derived from: (i) the good performance of the cards segment, result of (a) increased revenue; (b) increased credit and debit cards base; and (c) the greater volume of transactions made; (ii) the growth of checking account incomes, due to increased business and in the account-holder customers base, which presented a net growth of 177,000 active account-holder customers in the period; (iii) higher incomes from credit operations, resulting from increased volume of contracted operations and sureties and guarantees operations in the period; and increased incomes from: (iv) consortium management; (v) underwriting/financial advising; and (vi) collection.

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Summarized Analysis of Adjusted Income

Personnel Expenses

In the third quarter of 2014, the increase of R$ 116 million or 3.4% over the previous quarter is basically composed of the variation in the “structural” portion, due to increased wage levels and labor obligations updates, in accordance with collective agreement.

In the comparison between the first three quarters of 2014 and the same period of the previous year, the R$ 695 million or 7.2% increase was mainly due to:

•         by the growth of R$ 509 million of the “structural” portion, related to higher expenses with payroll, social charges and benefits, affected by increased wage levels, in accordance with 2013 and 2014 collective agreements (readjustments of 8.0% and 8.5%, respectively); and

•         by the “non-structural” portion, totaling R$ 186 million, which resulted mainly from higher expenses with: (i) profit and results sharing of managers and employees; and (ii) termination and charges costs.

Note: Structural Expenses = Salaries + Social Charges + Benefits + Pension Plans.

Non-Structural Expenses = Employee and Management Profit Sharing + Training + Labor Provision + Costs with Termination of Employment Contracts.

  20  Report on Economic and Financial Analysis – September 2014

Press Release

Summarized Analysis of Adjusted Income

Administrative Expenses

In the comparison between the first three quarters of 2014 and the same period of the previous year, total administrative expenses remained stable, with variation of 0.2%, while inflation, IPCA and IGP-M ratios showed variations of 6.75% and 3.54%, respectively. Such behavior reflects the constant control over costs, despite (i) the expansion in business volumes and (ii) the organic growth recorded in the period, with the opening of 2,304 Service Points, with highlight to Bradesco Expresso, for totaling 74,028 Service Points on September 30, 2014.

In the third quarter of 2014, the 1.5% increase in administrative expenses compared to the previous quarter resulted mostly from higher business and service volumes in the quarter, which ultimately generated higher expenses with: (i) depreciation and amortization; (ii) outsourced services; (iii) data processing; (iv) marketing and advertising; and offset by smaller expenses with: (v) maintenance and preservation of assets.

Other Operating Income and Expenses

In the third quarter of 2014, other operating expenses, net of other operating income, totaled R$ 1,311 million, reduction of R$ 22 million over the previous quarter. In the comparison between the first three quarters of 2014 and the same period of the previous year, the R$ 524 million increase basically reflects: (i) higher expenses with operating provisions, mainly contingent liabilities; and (ii) higher expenses with the “Credit Card” product sales.

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Summarized Analysis of Adjusted Income

Income Tax and Social Contribution

Expenses with income tax and social contribution, in the quarter-over-quarter comparison, reduced by 6.3%, or R$ 140 million, which is a result, in part, of a greater use of the tax benefit on interest on owner’s equity. In the year-over-year comparison, the annual increase of 30.3%, or R$ 1,432 million, is related to the higher taxable result.

Unrealized Gains

In the third quarter of 2014, unrealized gains totaled R$ 18,998 million, a R$ 2,675 million decrease over the previous quarter. Such variation basically derived from the devaluation of our investments, especially Cielo shares, which had its market value reduced by 12.1% in the quarter.

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Economic Scenario

The third quarter was characterized by the resumption of international financial volatility. Geopolitical concerns and epidemic issues were added to the resurgence of uncertainties regarding the pace of recovery of the world’s economy. Downward re-evaluations for economic growth, even if relatively limited, have been performed for many of the major economies. Europe remains as the center of attention, despite recent efforts by European Central Bank, which expanded monetary and credit stimulus.

However, so far the more adverse global scenario has not been enough to interrupt the recovery of U.S. growth. As a consequence of this performance differential in comparison with the rest of the world, the demand of American government bonds has increased in the last months, which has also been favored by an “escape towards quality” process. This greater appetite of investors for treasuries contributes to explain the reduced level of long-term interest rates, which tend, however, to raise in the next quarters.

There is also the prospective trend of additional appreciation of the dollar and deceleration of the Chinese growth, which generate relevant challenges to the management of the economic policy of emerging nations. On the other hand, this very same global scenario also creates some valuable opportunities for countries that adopt effective economic and institutional differentiation measures.

Under this context, it becomes increasingly imperative that Brazil strengthens its commitment to sustainable economic policies. Efforts in this direction represent a requirement for the maintenance of the macroeconomic foreseeability and income gains, in addition to raising the confidence level of economic agents.

Indicators for Domestic economic activities have been modest, further highlighting the relevance of structural initiatives aimed at promoting future growth. The constant search for excellence in education is Brazil’s front line in its battle to become more competitive and to expedite its efforts to upgrade infrastructure. It is always important to remind that, in the long term, the main source of economic growth is productivity, which becomes an even more relevant topic within a global context characterized by high levels of efficiency.

Productive investments tend to play an increasingly relevant role in the composition of growth over the next few years, which should be favored by the increased share of the capital market in funding of infrastructure projects. At the same time, despite the shift in consumer market expansion levels in some segments, the potential of domestic demand for goods and services has yet to be depleted, and there is still much room for growth. Income gains, employment formalization, diversification of consumption habits and social mobility are still key influential factors.

Bradesco maintains a positive outlook towards Brazil, with favorable perspectives for its operating segments. Credit volume is growing at sustainable and risk-compatible rates, whereas delinquency rates are stabilized at historically low and controlled levels. The scenario is still very promising for the Brazilian banking and insurance sectors.

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Main Economic Indicators

Main Indicators (%)	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13	4Q12	9M14	9M13

Interbank Deposit Certificate (CDI)	2.72	2.51	2.40	2.31	2.12	1.79	1.61	1.70	7.83	5.62
Ibovespa	1.78	5.46	(2.12)	(1.59)	10.29	(15.78)	(7.55)	3.00	5.06	(14.13)
USD – Commercial Rate	11.28	(2.67)	(3.40)	5.05	0.65	10.02	(1.45)	0.64	4.63	9.13
General Price Index - Market (IGP-M)	(0.68)	(0.10)	2.55	1.75	1.92	0.90	0.85	0.68	1.75	3.70
Extended Consumer Price Index (IPCA) – Brazilian Institute of Geography and Statistics (IBGE)	0.83	1.54	2.18	2.04	0.62	1.18	1.94	1.99	4.61	3.78
Federal Government Long-Term Interest Rate (TJLP)	1.24	1.24	1.24	1.24	1.24	1.24	1.24	1.36	3.75	3.75
Reference Interest Rate (TR)	0.25	0.15	0.19	0.16	0.03	-	-	-	0.60	0.03
Savings Account (Old Rule) (1)	1.75	1.66	1.70	1.67	1.54	1.51	1.51	1.51	5.21	4.62
Savings Account (New Rule) (1)	1.75	1.66	1.70	1.67	1.47	1.30	1.25	1.26	5.20	4.07
Business Days (number)	66	61	61	64	66	63	60	62	188	189
Indicators (Closing Rate)	Sept14	Jun14	Mar14	Dec13	Sept13	Jun13	Mar13	Dec12	Sept14	Sept13
USD – Commercial Selling Rate - (R$)	2.4510	2.2025	2.2630	2.3426	2.2300	2.2156	2.0138	2.0435	2.4510	2.2300
Euro - (R$)	3.0954	3.0150	3.1175	3.2265	3.0181	2.8827	2.5853	2.6954	3.0954	3.0181
Country Risk (points)	239	208	228	224	236	237	189	142	239	236
Basic Selic Rate Copom (% p.a.)	11.00	11.00	10.75	10.00	9.00	8.00	7.25	7.25	11.00	9.00
BM&F Fixed Rate (% p.a.)	11.77	10.91	11.38	10.57	10.07	9.39	7.92	7.14	11.77	10.07

(1)  Regarding the new savings account yield rule, it was defined that: (i) existing deposits up to May 3, 2012 will continue to yield at TR + interest of 6.17% p.a.; and (ii) for deposits made as of May 4, 2012, the new rules are: (a) if the Selic rate is higher than 8.5% p.a., a yield of TR + 6.17% p.m. interest will be maintained; and (b) if the Selic rate is equal or lower than 8.5% p.a., the yield will be 70% of Selic rate + TR.

Projections for 2016

%	2014	2015	2016
USD - Commercial Rate (year-end) - R$	2.45	2.55	2.65
Extended Consumer Price Index (IPCA)	6.30	6.00	5.50
General Price Index - Market (IGP-M)	3.20	5.40	5.00
Selic (year-end)	11.00	11.00	10.00
Gross Domestic Product (GDP)	0.50	1.50	3.00

  24  Report on Economic and Financial Analysis – September 2014

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Guidance

Bradesco’s Outlook for 2014

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market as of the date hereof.

Loan Portfolio (1) (2)	7 to 11%
Individuals (3)	8 to 12%
Companies (4)	6 to 10%
NII - Interest Earning Portion (5)	9 to 12%
Fee and Commission Income (6)	11 to 14%
Operating Expenses (7)	3 to 6%
Insurance Premiums	9 to 12%

(1)   Expanded Loan Portfolio;

(2)   Changed from 10% - 14% to 7% - 11%;

(3)   Changed from 11% - 15% to 8% - 12%;

(4)   Changed from 9% - 13% to 6% - 10%;

(5)   Changed from 6% - 10% to 9% - 12%;

(6)   Changed from 9% - 13% to 11% - 14%; and

(7)   Administrative and Personnel Expenses;

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Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

Third quarter of 2014

					R$ million
	3Q14
	Book Income Statement	Managerial Reclassifications (1)	Income Statement prior to Non-recurring Events	Non-Recurring Events	Adjusted Income Statement

Net Interest Income	9,889	1,794	11,683	598	12,281
ALL	(3,775)	427	(3,348)	-	(3,348)
Gross Income from Financial Intermediation	6,114	2,221	8,335	598	8,933
Income from Insurance, Pension Plans and Capitalization Bonds	1,170	-	1,170	-	1,170
Fee and Commission Income	5,587	52	5,639	-	5,639
Personnel Expenses	(4,052)	-	(4,052)	488	(3,564)
Other Administrative Expenses	(3,664)	35	(3,628)	-	(3,628)
Tax Expenses	(910)	(286)	(1,195)	13	(1,182)
Companies	43	-	43	-	43
Other Operating Income/Expenses	(545)	187	(358)	(953)	(1,311)
Operating Result	3,743	2,209	5,954	146	6,100
Non-Operating Result	(94)	51	(45)	-	(45)
Income Tax / Social Contribution and Non-controlling Interest	226	(2,260)	(2,034)	(71)	(2,105)
Net Income	3,875	-	3,875	75	3,950

(1)   Includes managerial reclassifications in items from the income statement, which allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$ 2,536 million.

  26  Report on Economic and Financial Analysis – September 2014

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Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

Second Quarter of 2014

					R$ million
	2Q14
	Book Income Statement	Managerial Reclassifications (1)	Income Statement prior to Non-recurring Events	Non-Recurring Events	Adjusted Income Statement

Net Interest Income	14,274	(2,208)	12,066	-	12,066
ALL	(3,645)	504	(3,141)	-	(3,141)
Gross Income from Financial Intermediation	10,629	(1,704)	8,925	-	8,925
Income from Insurance, Pension Plans and Capitalization Bonds	1,270	-	1,270	-	1,270
Fee and Commission Income	5,226	102	5,328	-	5,328
Personnel Expenses	(3,448)	-	(3,448)	-	(3,448)
Other Administrative Expenses	(3,607)	32	(3,575)	-	(3,575)
Tax Expenses	(1,169)	49	(1,120)	-	(1,120)
Companies	35	-	35	-	35
Other Operating Income/Expenses	(2,298)	921	(1,376)	43	(1,333)
Operating Result	6,639	(600)	6,039	43	6,082
Non-Operating Result	(134)	100	(34)	-	(34)
Income Tax / Social Contribution and Non-controlling Interest	(2,727)	500	(2,227)	(17)	(2,244)
Net Income	3,778	-	3,778	26	3,804

(1)   Includes managerial reclassifications in items from the income statement, which allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$ 561 million.

Bradesco    27

       Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

First three quarters of 2014

					R$ million
	9M14
	Book Income Statement	Managerial Reclassifications (1)	Income Statement prior to Non-recurring Events	Non-Recurring Events	Adjusted Income Statement

Net Interest Income	36,933	(2,222)	34,711	598	35,309
ALL	(10,671)	1,321	(9,350)	-	(9,350)
Gross Income from Financial Intermediation	26,262	(901)	25,361	598	25,959
Income from Insurance, Pension Plans and Capitalization Bonds	3,685	-	3,684	-	3,684
Fee and Commission Income	16,003	247	16,250	-	16,250
Personnel Expenses	(10,779)	-	(10,779)	488	(10,291)
Other Administrative Expenses	(10,786)	96	(10,689)	-	(10,689)
Tax Expenses	(3,220)	(210)	(3,429)	13	(3,416)
Companies	130	-	130	-	130
Other Operating Income/Expenses	(4,896)	1,720	(3,175)	(860)	(4,035)
Operating Result	16,399	952	17,353	239	17,592
Non-Operating Result	(338)	224	(115)	-	(115)
Income Tax / Social Contribution and Non-controlling Interest	(4,965)	(1,176)	(6,142)	(108)	(6,250)
Net Income	11,096	-	11,096	131	11,227

(1)   Includes managerial reclassifications in items from the income statement, which allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$ 1,352 million.

  28  Report on Economic and Financial Analysis – September 2014

Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

First three quarters of 2013

					R$ million
	9M13
	Book Income Statement	Managerial Reclassifications (1)	Income Statement prior to Non-recurring Events	Non-Recurring Events	Adjusted Income Statement

Net Interest Income	33,666	(1,644)	32,022	-	32,022
ALL	(10,343)	1,260	(9,084)	-	(9,084)
Gross Income from Financial Intermediation	23,322	(385)	22,938	-	22,938
Income from Insurance, Pension Plans and Capitalization Bonds	3,283	-	3,283	-	3,283
Fee and Commission Income	14,303	257	14,559	-	14,559
Personnel Expenses	(9,596)	-	(9,596)	-	(9,596)
Other Administrative Expenses	(10,499)	(164)	(10,664)	-	(10,664)
Tax Expenses	(2,933)	(193)	(3,127)	-	(3,127)
Companies	17	-	17	-	17
Other Operating Income/Expenses	(5,489)	1,863	(3,629)	118	(3,511)
Operating Result	12,410	1,374	13,781	118	13,899
Non-Operating Result	(86)	(3)	(89)	-	(89)
Income Tax / Social Contribution and Non-controlling Interest	(3,393)	(1,368)	(4,760)	(47)	(4,807)
Net Income	8,932	-	8,932	71	9,003

(1)   Includes managerial reclassifications in items from the income statement, which allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$ 1,535 million.

Bradesco    29

       Press Release

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  30  Report on Economic and Financial Analysis – September 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 30, 2014

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.